Dewey & LeBoeuf LLP
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New York, NY 10019-6092

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mglinets@dl.com
May 9, 2008
VIA EDGAR CORRESPONDENCE FILING
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Lender Processing Services, Inc.
Registration Statement on Form 10
Filed March 27, 2008
File No. 1-34005
     Dear Mr. Owings:
     This letter responds to the Staff’s letter to Lender Processing Services, Inc. (the “Company”), dated April 23, 2008, setting forth your comments to the Company’s Registration Statement on Form 10 referenced above and the information statement filed as Exhibit 99.1 thereto (the “Form 10”). Each response follows the Staff’s comments in bold below.
Form 10
Item 15. Financial Statements and Exhibits
(b) Exhibits
1.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them. See Item 601 of Regulation S-K.
The Company notes the Staff’s comment and will file all exhibits as promptly as practicable.
New York   |   London multinational partnership   |   Washington, DC
Albany   |   Almaty   |   Austin   |   Beijing   |   Boston   |   Brussels   |   Charlotte   |   Chicago   |   Dubai
East Palo Alto   |   Frankfurt   |   Hartford   |   Hong Kong   |   Houston   |   Jacksonville   |   Johannesburg (pty) ltd.
Los Angeles   |   Milan   |   Moscow   |   Paris multinational partnership   |   Riyadh affiliated office   |   Rome   |   San Francisco   |   Warsaw

Exhibit 99.1
General
2.	We note in an article by Reuters dated April 15, 2008 that you have received a private letter ruling from the Internal Revenue Service stating that the pending spin-off transaction will be tax free. Please provide us with a copy of this opinion.
The Company has supplementally provided the Staff with a copy of the ruling referenced in the above comment. This ruling is enclosed herewith as Appendix A. The Company respectfully requests that Appendix A be accorded confidential treatment under the Freedom of Information Act pursuant to the Commission’s Rule 83 (17 CFR 200.83).
3.	We note that you include many factual statements in your disclosure, but you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If the statements are based upon management’s belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources:
•	“We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S.” Overview, page 1.

•	“Our technology solutions include our mortgage processing system, which processes 50% of all U.S. residential mortgage loans by dollar volume.” Overview, page 1.

•	“Our Desktop application, which is a workflow information system that can be used to manage a range of different workflow processes, is currently the leading mortgage default management application in the United States.” Our Strategy, page 40.
We may have further comments once we examine your revisions.
The Company has supplementally provided for the Staff’s review materials that support the factual statements referenced in the above comment. These materials are enclosed herewith as Appendix B. The Company respectfully requests that Appendix B be accorded confidential treatment under the Freedom of Information Act pursuant to the Commission’s Rule 83 (17 CFR 200.83).

Front Cover
4.	Please include the statement required by Item 2 of Schedule 14C.
Amendment No. 1 to the Form 10 (“Amendment No. 1”), filed with the Commission today, amends the Form 10 and reflects the Staff’s comment on the front cover of the information statement filed as Exhibit 99.1 thereto (the “amended information statement”).
Summary, page 1
5.	Please delete all defined terms in this section, such as the terms in the last italicized paragraph on page 1. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please avoid over-reliance on abbreviations, such as TDA, LTS, FIS and LPS.
The Form 10 has been amended to reflect the Staff’s comment throughout the amended information statement. The Company deleted all defined terms in the Summary section of the amended information statement and replaced the “TDA” and “LTS” abbreviations with the respective names of its two reporting segments. The Company also reduced the number of abbreviations in connection with the companies’ names.
Risk Factors, page 7
6.	Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:
•	“If we fail to adapt our services to changes in technology or in the marketplace, or if our ongoing efforts to upgrade our technology are not successful, we could lose customers and have difficulty attracting new customers for our services.” Page 10.

•	“We operate in a competitive business environment, and if we are unable to compete effectively our results of operations and financial condition may be adversely affected.” Page 10.

•	“The market price and trading volume of our common stock may be volatile and may be affected by market conditions beyond our control.” Page 15.
Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first full risk factor on page 11. Some of your risk factors should be separated into multiple risk factors, such as the first risk factor on page 7 and the last risk factor on page 11. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.
The Company believes that in general its risk factors as drafted are in plain English and are specific to the Company’s situation and not generic. For example, all of the technology-related risk factors listed in the Form 10 are relevant to the Company because of the technological nature of its business. Further, the market prices risk factor cites the Company’s particular situation, in that it is currently part of an S&P 500 company but may not be included in the S&P 500 following the spin-off.
However, to address the Staff’s comment, the Company has revised the Risk Factors section in a number of ways. First, the Company has added more specifics to certain risk factors, focusing on the risks to the Company. For example, the Company has added information about the pending merger of Bank of America and Countrywide on page 11, and has added information to the competition risk factor on page 12 regarding the different dynamic prevailing in the home equity loan processing market.
In addition, the Company has revised the Form 10 to combine several technology-related risk factors into fewer but more comprehensive risk factors. The Company has also deleted several generic statements from the market prices risk factor on page 16 and a paragraph, which on review did not seem significant, from the historical financial information risk factor on page 8. Per the Staff’s comment, the Company also revised the acquisitions risk factor on page 12 to clearly and concisely state the actual risk. Additionally, the Company separated the conflicts risk factor on page 13 into two risk factors. Finally, the Company deleted the misappropriation of intellectual property risk factor on page 16, which on review seemed too generic.

Following the spin-off, we will have substantial indebtedness, which could..., page 8
7.	In the last sentence of this risk factor’s first paragraph, you state that you “also may have additional borrowing capacity available under a new revolving credit facility.” Please disclose how much this possible new revolving credit facility could contribute to your indebtedness and whether it could have a substantial impact on you.
The Company will amend the Form 10 to reflect the Staff’s comment as soon as the terms of its debt arrangements become finalized.
8.	Also, in the third bullet-point, you state that some or all of your debt will have a variable rate of interest, which exposes you to the risk of increased interest rates. Please further discuss this risk to you should interest rates rise over the term of your indebtedness.
The Form 10 has been amended to reflect the Staff’s comment on page 10 of the amended information statement.
Our financing arrangements will subject us to various restrictions that could..., page 9
9.	In the third paragraph, you state that various risks, uncertainties, and events “beyond [y]our control” could affect your ability to comply with certain covenants and maintain certain financial tests and ratios. Please disclose these risks, uncertainties, and events that are material to you. Please also consider discussing the risks, uncertainties, and events within your control that could affect your compliance abilities.
The Form 10 has been amended on page 10 to identify the risk factors and general economic conditions as the items that could have the effect described.
Risks Related to Our Business, page 10
10.	You state that you are subject to significant risks and uncertainties, including those listed below “and others described elsewhere in this information statement.” Please remove this phrase from this paragraph because it implies that you have additional material risks that you have not included in this section. Also, if you have not done so, please list all material risks in this section.
The Form 10 has been amended to reflect the Staff’s comment on page 11 of the amended information statement.

Forward Looking Statements, page 16
11.	Please remove your reference to section 27A of the Securities Act because this registration statement is filed under the Exchange Act and not the Securities Act. Also, you may not reference section 21E of the Exchange Act because those provisions do not apply to forward-looking statements in connection with an initial public offering. See Section 21 E(b)(2)(D) of the Exchange Act. Please revise or advise.
The Form 10 has been amended to reflect the Staff’s comment on page 17 of the amended information statement.
The Spin-Off, page 17
Reasons for the Spin-Off, page 17
12.	We note that Fidelity National Information Services, Inc.’s board determined that the spin-off will be beneficial for reasons discussed in a series of bulletpoints. Please elaborate on why each of these reasons would be beneficial to you. For example, in the first bullet-point, you state that the spin-off will allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of both companies. Please discuss why you believe the spin-off could facilitate this potential expansion and growth and in what manner.
The Form 10 has been amended to reflect the Staff’s comment on page 19 of the amended information statement.
13.	Also, in this subsection, you list four factors that Fidelity National Information Services, Inc.’s board considered in evaluating the spin-off that could negatively affect you. Please elaborate on these factors and provide them as risks in your risk factor section if they are material to you and you have not done so already.
The Form 10 has been amended to elaborate on the four risk factors referenced in the above comment on page 19 of the amended information statement, which were already described in the Risk Factors section.
Incurrence of Debt, page 20
14.	You state that the nature, amount, and terms of debt will be determined closer to the date of distribution. Please confirm for us that you will disclose this information before we have cleared comments regarding this registration statement.

The Company confirms with the Staff that it will disclose this information as soon as the terms of its debt arrangements become finalized, which will be before the Staff has cleared comments regarding the Form 10.
Dividend Policy, page 23
15.	You indicate that you “intend to pay dividends at an annual rate of $ per share.” The actual amount currently is blank. Please tell us the amount you expect to distribute. Please also tell us whether that amount reflects historical earnings, dividends from earnings you expect to generate going forward or amounts from other sources. The Dividend Policy section is not clear in this regard. Please be aware that we may have additional comments based upon your response.
The Company will amend the Form 10 to disclose the information the Staff requests in the above comment as soon as the terms of the Company’s debt arrangements in connection with the spin-off become more finalized. This is expected to occur later in May, well before the date in early June when the Company hopes to have the Form 10 become effective. At this time, however, disclosure of this information in Amendment No. 1 would be somewhat speculative, given that the precise terms of the Company’s debt covenants have not been determined. Nevertheless, for the information of the Staff, the Company currently expects to pay dividends of approximately $0.40 per share annually. The dividends the Company expects to pay are generally expected to represent future earnings; however, they may also be paid from historical earnings. The Company does not believe that including any disclosure about the source of dividends would be appropriate as it would be forward-looking and not customary in this type of registration statement.
Capitalization, page 24
16.	Please disclose the amount of new debt to be incurred in connection with the spinoff, the expected interest rates, and whether you have a firm signed commitment for such debt. If the actual interest rates in the transaction could vary from that disclosed, please disclose the effect on income of a 1/8 percent variance in interest rates.
The Company has a signed letter from FIS’s banks which hold its Tranche B Term Loans to use commercially reasonable efforts to place the new financing. If the placement is successful, the banks are firmly committed to exchange FIS’s existing Tranche B Term Loans for the new debt obligations.

The Company will amend the Form 10 to reflect the Staff’s comment as soon as the terms of its debt arrangements become finalized.
Pro Forma Financial Information, page 26
Unaudited Pro Forma Combined Statement of Earnings, page 27
17.	Please revise to give pro forma effect to the new capital structure of LPS. In doing so, please also disclose the number of shares that will be authorized, issued, and outstanding on a pro forma basis on the face of the pro forma balance sheet. Please disclose in a pro forma footnote your assumptions and how these assumptions could be impacted by the terms of the separation arrangement. The impact that the incremental change in your assumptions could have should also be disclosed.
The Form 10 has been amended to reflect the Staff’s comment on page 29 of the amended information statement. No disclosure of changes in the Company’s assumptions has been included because the Company is confident that the dividend ratio will be one for two.
18.	We note your disclosure in footnote (1) on page 27 of the estimated interest expense to be incurred on the $1.6 billion of debt you expect to incur in connection with the spin-off. Please tell us in detail and disclose how you arrived at the pro forma adjustments to interest expense. Please also disclose, if true, that you have a firm commitment or a signed agreement for the new debt and credit arrangement. If you do not have a firm commitment or executed agreement for the debt to be incurred by LPS, please advise us of your factual support for the pro forma adjustment. Refer to Rule 11-02(b) of Regulation S-X.
As disclosed above, the Company has a signed commitment letter from the banks to use commercially reasonable efforts to place financing. If the placement is successful, the Company will have a firm commitment to exchange FIS’s existing Tranche B Term Loans for the new debt obligations. The Company has provided an estimated amount of interest on page 31 of the amended information statement for its new debt. This amount is based on the weighted average interest rate the Company has derived from its discussions with its banks and other knowledge of current market conditions.

The Company will amend the Form 10 to reflect the Staff’s comment as soon as the terms of its debt arrangements become finalized.
19.	Please revise to present pro forma diluted per share data on the face of the pro forma statement of earnings.
The Form 10 has been amended to reflect the Staff’s comment on pages 30 and 31 of the amended information statement.
Management’s Discussion and Analysis of Financial Condition and Results of..., page 28
20.	Please expand this section generally to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that you have experienced growth in certain lower margin businesses. Please clarify whether this is a trend and whether you expect it to continue, and discuss your lower margin versus higher margin businesses. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:
•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.
See Item 303 of Regulation S-K and SEC Release No. 33-8350.
The Form 10 has been extensively amended to reflect the Staff’s comment throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the amended information statement.
Business Trends and Conditions, page 30
21.	Please expand your Business Trends and Conditions subsection to discuss in greater detail how the recent downturn in the real estate market will affect you following the spin-off. For example, on the top of page 31, you state that the current MBA forecast is for $2.0 trillion of mortgage originations in 2008 as compared to $2.3 trillion in 2007 and that the relatively higher interest rates are likely to result in seasonal effects having more influence on real estate activity. Please discuss how these and all other material circumstances will affect your operations.
The Form 10 has been amended to reflect the Staff’s comment on page 35 of the amended information statement.
22.	You state that your default management services provide “a natural hedge” against the volatility of the real estate business. Please discuss how and to what degree these services act as a hedge for your other operations.
The Form 10 has been amended to reflect the Staff’s comment on page 35 of the amended information statement.
23.	Please discuss how industry and overall economic trends could affect you after the spin-off given the fact that you will be “highly leveraged.” For example, you state on the bottom of page 39 that a “one percent increase or decrease in interest rates would result in up to $16 million increase or decrease, as applicable, in [y]our annual interest expense.” Please elaborate on this statement in your Business Trends and Operations subsection.
The Form 10 has been amended to reflect the Staff’s comment on page 35 of the amended information statement.
24.	You disclose the increase in interest rates and tightening of lending standards have resulted in a reduction of new loan originations and refinancing activity during fiscal 2007. Please expand your disclosure to more clearly explain and discuss the specific trends in the number of loan originations and refinancing activity you have experienced during the first quarter of fiscal 2008 and how reflective you believe these trends are of the impact on future periods.
The Form 10 has been amended to reflect the Staff’s comment on page 35 of the amended information statement. It is very difficult for the Company to make its own predictions about future mortgage origination levels and as a result the Company is disclosing the updated MBA forecast.

Liquidity and Capital Resources, page 37
Cash Requirements, page 37
25.	In the last sentence on page 37, you state that you expect that cash flows from operations over the next twelve months will be sufficient to fund your operating cash requirements and pay principal and interest on your outstanding debt “absent any unusual circumstances or adverse changes in the business environment.” Please disclose examples of what you would consider to be unusual circumstances or adverse changes in the business environment that would cause your cash flows over the next twelve months to be insufficient to fund your operating cash requirements and pay principal and interest on your outstanding debt.
The Form 10 has been amended to delete the words “absent any unusual circumstances or adverse changes in the business environment,” which seemed unnecessary given the wording and in the context of the remaining statement.
Contractual Obligations, page 38
26.	Please advise or revise to include amounts related to agreements you have to purchase services from FIS and FNF. See Item 303(a)(5) of Regulation S-K.
None of the Company’s agreements with FIS or FNF includes any fixed or minimum quantities to be purchased and, therefore, these agreements do not constitute “purchase obligations” as defined by Item 303(a)(5) of Regulation S-K. In fact, the Company has no such purchase obligations with any party.
27.	We note your disclosure under Financing of the $1.6 billion of debt you expect to have and the revolving capital facility you also expect to obtain. Please revise to include the $1.6 billion in long-term debt along with the estimated or scheduled interest payments you expect to incur in connection with the spin-off for all periods presented. If you estimate the anticipated interest payments, please provide an explanatory note as to the basis used for determining the rates used for all periods presented.
The Company will amend the Form 10 to reflect the Staff’s comment as soon as the terms of its debt arrangements become finalized.
28.	We note your presentation of $34.4 million in other long-term liabilities on your balance sheet as of December 31, 2007. Please revise your contractual obligations table to also include the applicable estimated amounts within other long-term liabilities that will require future cash funding such as those related to pension, incentive, savings or other types of post-employment and benefit plans. If this liability line item is comprised of amounts that have no due date, please estimate the date and include a note to the table explaining the basis for the period the amounts have been included or why you have not included an amount in the table. Refer to Item 303(a)(5) of Regulation S-K.
The Form 10 has been amended to reflect the Staff’s comment on page 47 of the amended information statement.
Business, page 40
29.	We note your disclosure that you derive revenue from several types of products and different types of services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulations S-K.
The Form 10 has been amended to reflect the Staff’s comment on pages 54 and 56 of the amended information statement.
Our Strategy, page 40
30.	In the first bullet point of this subsection, you state that the lending process encompasses many steps that remain paper-driven, which you believe are “ripe for further systems and process automation.” Please discuss these remaining paper-driven steps, whether you believe that you will be able to automate these processes in the future, and if so how you will do so. Also, please consider including this information in your Management’s Discussion and Analysis section as a future trend.
The Company has amended the Form 10 on page 49 to discuss changes to applicable law which have allowed it to implement technology solutions into the mortgage process where the related steps were previously paper-driven. Upon further review, the Company is not currently taking steps to automate any additional processes which are paper-driven. However, as stated in the amended information statement, the Company continues to look for additional ways to introduce technology into the mortgage process.
31.	In the third bullet point, you state that you have 29 separate categories of service that you offer. In an appropriate place in your Business section, please disclose all 29 of these categories and where they fit in your segments.

The 29 categories of service referenced in the Form 10 corresponded to the breakdown of types of services provided to the Company’s customers as they were tracked by the Company’s Office of the Enterprise for internal purposes. After further review and consideration, the Company has reorganized the service categories so that services which are substantially similar in nature fall into a single service category. In addition, the Company has excluded from the categories of services certain services which it does not consider to be core services, including certain information technology and infrastructure services that are offered only to FIS and FNF pursuant to related party agreements which are described in the amended information statement under “Certain Relationships and Related Party Transactions,” and certain other services which are not directly related to the services the Company provides to the mortgage lending industry. As a result, the Company has amended the Form 10 to reflect 21 categories of service offered to its customers. Each service category is described in the amended information statement under “Business—Information about Reporting Segments” under the appropriate reporting segment, as described below:

Amended Information Statement
Category of Service	Description Location
Technology, Data and Analytics
• Mortgage Processing Services	“Technology, Data and Analytics — Technology — MSP”
• Desktop	“Technology, Data and Analytics — Technology — Desktop”
• Empower!	“Technology, Data and Analytics — Technology — Other Software Applications”
• Softpro	“Technology, Data and Analytics — Technology — Other Software Applications”
• RealEC Technologies	“Technology, Data and Analytics — Technology — Other Software Applications”
• Enhanced Property Data and Information Services	“Technology, Data and Analytics — Data and Analytics — Enhanced Property Data and Information”
• Alternative Valuation Services	“Technology, Data and Analytics — Data and Analytics — Alternative Valuation Services”
• Advanced Analytic Services	“Technology, Data and Analytics — Data and Analytics — Advanced Analytic and Capital Markets Services”
• Capital Markets Services	“Technology, Data and Analytics — Data and Analytics — Advanced Analytic and Capital Markets Services”

Amended Information Statement
Category of Service	Description Location
Loan Transaction Services
• Title and Closing Services	“Loan Transaction Services — Loan Facilitation Services — Settlement Services”
• Lien Recording and Release Services	“Loan Transaction Services — Loan Facilitation Services — Settlement Services”
• Appraisal Services	“Loan Transaction Services — Loan Facilitation Services — Appraisal Services”
• Tax Information and Monitoring Services	“Loan Transaction Services — Loan Facilitation Services — Other Origination Services”
• Flood Zone and Monitoring Services	“Loan Transaction Services — Loan Facilitation Services — Other Origination Services”
• Qualified Exchange Intermediary Services	“Loan Transaction Services — Loan Facilitation Services — Other Origination Services”
• Default Title Services	“Loan Transaction Services — Default Management Services — Foreclosure Services”
• Foreclosure Solutions	“Loan Transaction Services — Default Management Services — Foreclosure Services”
• Foreclosure Posting and Publishing Services	“Loan Transaction Services — Default Management Services — Foreclosure Services”
• Property Inspection Services	“Loan Transaction Services — Default Management Services — Property Inspection and Preservation Services”
• Property Preservation Services	“Loan Transaction Services — Default Management Services — Property Inspection and Preservation Services”
• Real Estate Owned Property Services	“Loan Transaction Services — Default Management Services — Asset Management, Default Title and Settlement Services”
32.	In the last bullet point of this subsection, you state that you “intend to continue to acquire technologies and capabilities that will allow [you] to broaden [y]our service offerings and continue to enhance the functionality and efficiency of [y]our business solutions.” Please disclose whether you are currently in the process of acquiring any of these technologies and capabilities. If so, please discuss those acquisitions. If not, please disclose.
The Company is currently in negotiations on two small acquisitions. The Company will disclose either of these planned acquisitions as soon as a relevant definitive agreement becomes finalized and executed. The Company understands and will comply with its obligations under the SEC rules and guidance and the relevant judicial decisions with respect to the disclosure of pending acquisitions. The Company does not believe that it is appropriate to disclose the absence of pending acquisitions or the progress of potential acquisitions before they have reached a stage where they would be material to investors.

Competitive Strengths, page 41
33.	In your first bullet point, you state that your mortgage processing services and software give you access to key decision makers at a number of major financial institutions. Also, in the third bullet point, you state that this access allows you to more effectively manage the strategic opportunities presented by your increased access. Please discuss further your level of access and how this enhances your strategic opportunities and business operations.
The Form 10 has been amended to remove the references to the Company’s access to key decision makers at major financial institutions.
34.	You state that 41 of the 50 largest banks in the United States, including each of the top ten and 18 of the top 20, use your services and that you provide these 41 banks with an average of 8 out of the 29 separate categories of service you offer. Please provide greater details about the number of services you provide to these banks. For example, based on this disclosure, it is possible that you could be providing a small number of your least profitable services to the largest of the 41 banks while providing a greater number of services to the smallest of the 41 banks. Conversely, it is possible that you could be providing a large number of services to the largest of the 41 banks and a small number of services to the smaller banks.
The Company has supplementally provided for the Staff’s review the materials behind Tab 15 of Appendix B in support of the statements set forth above. The Company respectfully requests that Appendix B be accorded confidential treatment under the Freedom of Information Act pursuant to the Commission’s Rule 83 (17 CFR 200.83). These materials include a Service Count Report for the 2008 year-to-date (as of March 31, 2008). As reflected in the amended information statement, 39 of the 50 largest banks in the United States currently use the Company’s services. This report indicates how many of those 39 largest banks use the services offered in each of the Company’s 21 categories of services, and shows the profit margin for each category of service. The Company believes this information shows that it provides large numbers of services to larger banks and provides profitable services across the board.
Also included in the materials behind Tab 15 is a summary of operations for fiscal year 2007 broken down by service category. The number adjacent to each service category included in the 2007 summary of operations corresponds to the number adjacent to such service category on the service count report described above. Please note that the summary of operations reflects the Company’s total processing and services revenues for 2007 and therefore includes certain services which the Company does not consider to be core services, including certain information technology and infrastructure services which are offered only to FIS and FNF pursuant to related party agreements which are described in the amended information statement under “Certain Relationships and Related Party Transactions” (FTS Development), and certain other services which are not directly related to the services the Company provides to the mortgage lending industry (FIS — Aptitude Solutions and Valuation Services).

35.	Also, please disclose whether any one of your segments is dependent upon a single customer or a small number of customers, the loss of any one or more of which would have a material adverse effect on that segment. See Item 101(c)(vi) of Regulation S-K.
The Form 10 has been amended to reflect the Staff’s comment on pages 11, 12 and 56 of the amended information statement.
Information about Reporting Segments, page 42
36.	In the second paragraph of this section, you state that your revenues from mortgage processing “are generally based on the number of mortgages processed on [y]our software,” which means that “revenue from this business is largely not affected by year to year changes in the residential mortgage market.” Please explain this statement, because it seems that if your revenues are derived from the number of mortgages you process, your revenues would be affected by the year to year changes in the mortgage market.
The Form 10 has been amended to reflect the Staff’s comment on pages 51 and 52 of the amended information statement. The Company has also supplementally provided behind Tab 7 of Appendix B a summary of the number of loans processed on its mortgage servicing platform as of December 31, 2005, 2006 and 2007, as well as March 31, 2008. The Company respectfully requests that Appendix B be accorded confidential treatment under the Freedom of Information Act pursuant to the Commission’s Rule 83 (17 CFR 200.83).
Services, page 43
Technology, Data and Analytics, page 43
37.	In the second paragraph of the first bullet point, you state that “the substantial majority of [y]our MSP customers by both number of customers and loan volume choose to use [you] as their processing partner and engage [you] to perform all data processing functions in [y]our technology center in Jacksonville, Florida.” Please disclose the number of your customers and the loan volume of your customers that use your mortgage servicing platform.

The Form 10 has been amended to reflect the Staff’s comment on page 53 of the amended information statement.
Sales and Marketing, page 47
Office of the Enterprise, page 47
38.	The last sentence of this subsection states that you have created a cross-sell culture within your organization that you believe has become a “differentiator” between you and your competitors. Here, or in your Competition subsection on page 48, please discuss how your cross-sell culture sets you apart from your competitors. See Item 101(c)(x) of Regulation S-K.
The Form 10 has been amended to delete the statement referenced in the above comment on page 57 of the amended information statement.
Intellectual Property, page 47
39.	We note your disclosure regarding your intellectual property in this subsection. Further, please disclose any specific patents, trademarks, licenses, franchises, or concessions by you that are material to you and disclose their duration. See Item 101(c)(iv) of Regulation S-K.
There are no patents, trademarks, licenses, franchises, or concessions by the Company that are material to it.
Competition, page 48
40.	Please estimate the number of your competitors and your competitive position relative to your competitors for each segment. See Item 101(c)(x) of Regulation S-K.
To the extent known or reasonably available, the Company has revised the Form 10 to respond to the Staff’s request. With respect to the Company’s Technology, Data and Analytics segment, the Form 10 has been amended to reflect the Company’s principal competitors and competitive positions with respect to its mortgage servicing platform and its Desktop application. Because the Company competes with in-house technology departments with respect to the services provided in its Technology, Data and Analytics segment, it is unable to estimate the number of competitors.

With respect to the Company’s Loan Transaction Services segment, the Form 10 has been amended to describe the Company’s principal competitors with respect to its title and closing services businesses, its appraisal services businesses, its other loan facilitation services businesses and its default management services businesses.
As disclosed in the amended information statement, the Company competes with its customers’ in-house departments across numerous lines of business. The Company also competes with First American Corporation and LandAmerica Financial Group, Inc. across numerous business lines in its loan facilitation services businesses. The Company’s competitors do not publicly disclose information across these business lines that would allow the Company to determine its competitive position with respect to them. Also, unlike the Company’s Mortgage Processing Services, Desktop and default management business lines, there is no publicly available information as to the national market for the Company’s other services from which it can ascertain its overall competitive position in the national marketplace. For these reasons, the Company is unable to determine its competitive position with respect to these other services.
41.	In the second paragraph of this subsection, you list the key methods of competition for your Loan Transaction Services segment. Please also discuss how you compare to your competitors based upon these methods. See Item 101(c)(x) of Regulation S-K.
To the extent known or reasonably available, the Form 10 has been amended to include the information requested by the Staff’s comment to the extent material on page 58 of the amended information statement.
42.	In the second paragraph, you list two of your principal competitors. Please disclose your competitive position relative to these entities. See Item 10l(c)(x) of Regulation S-K.
The Company competes with First American Corporation and LandAmerica Financial Group, Inc. across numerous business lines in its loan facilitation services businesses. Neither First American nor LandAmerica publicly discloses information across these business lines that would allow the Company to determine its competitive position with respect to them. Also, unlike the Company’s Mortgage Processing Services, Desktop and default management business lines, there is no publicly available information as to the national market for these services from which the Company can ascertain its overall competitive position in the national marketplace. For these reasons, the Company is unable to determine its competitive position with respect to First American and LandAmerica with respect to its loan facilitation services businesses.

Research and Development, page 48
43.	Please estimate the amount you spent during each of the last three years on company-sponsored research and development activities and customer-sponsored research activities relating to the development of new products, services, or techniques or the improvement of existing products, services, or techniques. See Item 101(c)(xi) of Regulation S-K.
The Form 10 has been amended to reflect the Staff’s comment regarding the costs of the company-sponsored research and development activities on page 58 of the amended information statement. The amount spent on customer-sponsored research activities relating to the development of new services or techniques or the improvement of existing services or techniques was either immaterial or none during each of the last three years.
Legal Proceedings, page 50
44.	Please disclose the date the first proceeding you discuss was instituted. See Item 103 of Regulation S- K.
The Form 10 has been amended to reflect the Staff’s comment on pages 60, F-22 and F-37 of the amended information statement.
45.	We note your disclosure regarding the first proceeding that the complaints seek treble damages and injunctive relief under the Sherman Antitrust Act and various California statutes. Please further describe the treble damages and injunctive relief sought and how it might impact you. See Item 103 of Regulation S-K.
The Form 10 has been amended on pages 60, F-22 and F-37 to state that the complaint seeks treble damages in an amount to be proved at trial and an injunction against the defendants from engaging in any anti-competitive practices. The Company has also amended the litigation discussion on pages 60, F-22 and F-37 to state that it does not believe that the ultimate disposition of these lawsuits will have a material adverse impact on its financial position. The Company is unable to further discuss the amount of the treble damages sought because the complaints do not contain adequate specifics.

46.	In the second proceeding, you state that a hearing was scheduled for March 2008. Please discuss the result of that hearing.
The Form 10 has been amended to reflect the Staff’s comment on pages 61, F-23 and F-37 of the amended information statement.
Management, page 51
Directors and Executive Officers, page 51
47.	You must disclose the business experience of all of your officers and directors during the past five years, including each person’s principal occupation and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. You state that Francis K. Chan served “in various management roles” from July 1995 through December 2005. Please revise your disclosure to include Mr. Chan’s specific business experience from April 2003 through December 2005. Also, you state that Eric D. Swenson held “several positions” from August 2001 through December 2003. Please revise your disclosure to include Mr. Swenson’s specific business experience from April 2003 through December 2003.
The Form 10 has been amended to reflect the Staff’s comment on page 62 of the amended information statement.
48.	Before the registration statement becomes effective, please disclose your directors, all persons nominated or chosen to become your directors, and all the other information regarding these individuals as required by Item 401 of Regulation S-K.
The Company expects its nominating committee to meet in the middle of May 2008. The Company will amend the Form 10 to disclose the information the Staff requests in the above comment as promptly as practicable after such meeting.
Executive and Director Compensation, page 52
Compensation Discussion and Analysis, page 52
49.	We note that you attempt to set base salaries “that is competitive relative to the compensation paid to similarly situated executives from similarly sized companies” If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-I. In this regard, we note that you refer to surveys prepared by Hewitt Associates and Towers Perrin.

The section titled “Base Salary” under “Compensation Discussion and Analysis” on page 67 of the amended information statement has been amended to discuss the FIS compensation committee’s consideration of the marketplace compensation data provided by Strategic Apex Group, together with other factors, in setting executives’ base salaries. Please note that in the third paragraph under “Establishing Compensation Levels,” the Company discloses that “[w]hen considering marketplace compensation practices, FIS’s compensation committee considers data on base salary, annual incentive targets and long-term incentive targets, focusing on levels of compensation from the 50th to the 75th percentiles of market data,” but notes that the “FIS compensation committee ultimately makes compensation decisions based on all of the factors described above.”
Annual Performance-Based Cash Incentives, page 57
50.	In the second paragraph of this section, you include the annual incentive targets for your executive officers. For example, you state that Mr. Foley’s annual incentive target was 250% of his base salary, Mr. Carbiener’s target was 150% of base salary, Mr. Chan’s target was 50% of base salary, and Messrs. Scheuble’s and Swenson’s targets were 100% of their base salaries. Please explain the reason that you chose these varying percentages for named executive officers.
The Form 10 has been amended to reflect the Staff’s comment on page 68 of the amended information statement. With respect to Mr. Chan’s incentive target, which is substantially lower than the others’, please note that he served as Senior Vice President, Chief Accounting Officer and Controller of FIS in 2007 and, as now stated in the Form 10, his target was set after consideration of the factors described in the Form 10 in light of his duties and responsibilities in that position. As disclosed in the amended information statement under “Compensation Discussion and Analysis—Employment Agreements,” each of the Company’s named executive officers other than Mr. Foley has entered into employment agreements with FIS, effective as of May 1, 2008, which, among other things, provide for an annual cash bonus target for each executive under FIS’s annual incentive plan. The Company expects that it will assume these employment agreements following the consummation of the spin-off, and at that time the Company’s compensation committee will review the terms of Messrs. Carbiener’s, Chan’s, Scheuble’s and Swenson’s employment agreements, including annual base salary and annual cash bonus targets under the Company’s annual incentive plan in light of the executives’ positions and responsibilities with the Company.

Long-Term Equity
Incentive Awards, page 58
51.	In the discussion of long-term equity incentive awards, you indicate that they are awarded based on an executive’s contribution to achieving business objectives. You state that the awards are based on an evaluation of each executive’s contribution towards achieving the business objectives, but it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.
The Form 10 has been amended to reflect the Staff’s comment on page 70 of the amended information statement.
52.	You state that Mr. Carbiener received a grant of 5,500 shares of restricted stock “as a merit award for his performance in 2006.” Please disclose the basis upon which the compensation committee decided that Mr. Carbiener’s performance warranted this grant.
The Form 10 has been amended to reflect the Staff’s comment on page 70 of the amended information statement.
53.	Also, you state that in May 2007 certain of Fidelity National Information Services, Inc.’s executive officers, including Mr. Foley, were awarded options to purchase shares of FNRES Holdings, Inc. “in consideration of services to be provided by the executive officers to FNRES and to encourage the executive officers to work toward increasing FNRES’s stock price and to achieve the performance goals upon which the vesting of the stock options was contingent.” Please disclose which executives received these options and disclose the performance goals upon which the vesting of the stock options was contingent.
The Form 10 has been amended to disclose that only Mr. Foley received the options referenced in the above comment on page 70 of the amended information statement. Further, an improved cross-reference has been added to the discussion of the performance goals, which appears on page 78.

Summary Compensation Table, page 62
54.	We note from your summary compensation table that the compensation of your executives has fluctuated over the past two years. Please describe the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(ix) of Regulation S-K.
The Form 10 has been amended to reflect the Staff’s comment by adding information about base salary and an additional perquisite on pages 68 and 73 of the amended information statement, respectively. Additional changes in the executives’ compensation resulted from not meeting target levels in 2007 under FIS’s annual incentive plan, which is described on page 68, difference in stock and option awards, which is described starting on page 69, and, in the case of Mr. Carbiener, his receipt of a bonus in 2006 in connection with the merger between former FIS and Certegy. A brief description of this bonus has been added on page 69. As revised, the Compensation Discussion and Analysis now describes the material factors contributing to changes in the executives’ compensation over the past two years.
Potential Payments Upon Termination or Change in Control, page 72
55.	Please disclose whether this offering will trigger any change of control provisions.
The Form 10 has been amended to reflect the Staff’s comment on page 84 of the amended information statement.
Certain Relationships and Related Transactions, page 79.
56.	Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits.
The Form 10 has been amended to reflect the Staff’s comment on page 91 of the amended information statement.
Additionally, the Company notes the Staff’s comment regarding the related party contracts and will file such contracts as promptly as practicable.
Description of Capital Stock, page 88
57.	In this section, please disclose the number of record holders of your common stock following the spin-off.

The Form 10 has been amended to reflect the Staff’s comment on page 100 of the amended information statement.
Common Stock, page 88
58.	You state that the shares of common stock issued by you in the spin-off will be “fully paid and non-assessable.” However, this is a legal determination that should be made by counsel. Therefore, please remove this statement.
The Form 10 has been amended to delete the statement referenced in the above comment on page 101 of the amended information statement.
Consolidated Financial Statements, page F-1
59.	Please revise to update your financial statements, as appropriate, to comply with the requirements of Article 3-12 of Regulation S- X.
The Form 10 has been amended to reflect the Staff’s comment starting on page F-28 of the amended information statement.
Report of Independent Registered Public Accounting Firm, page F-2
60.	We note the “draft audit report” in the form that your independent registered public accountant plans to issue upon completion of the reorganization and events discussed in Note 1. Please coordinate with your independent registered public accountant to remove the preface at the top of the page and present a properly signed and dated audit report.
The Company notes the Staff’s comment and will coordinate with KPMG LLP to comply as requested prior to the effective date.
Combined Statements of Earnings, page F-4
61.	Please revise to present pro forma diluted per share data on the face of the pro forma statement of earnings.
The Form 10 has been amended to reflect the Staff’s comments on pages F-4 and F-29 of the amended information statement.

Notes to Combined Financial Statements, page F-7
Note 1 — Description of Business, page F-7
62.	You disclose that FIS will distribute 100% of your common stock to its shareholders in the spin-off and exchange the new debt obligations for a like amount of FIS’s existing debt following receipt of necessary approvals from the SEC. Please specify exactly what approvals you expect to receive from the SEC or remove the references. We may have further comment.
The Form 10 has been amended to reflect the Staff’s comment on pages 32 and F-7 of the amended information statement.
Note 2 — Significant Accounting Policies, page F-8
63.	Please confirm to us that the significant accounting policies disclosed are the same as those followed by FIS when your operations are included as an operating segment in the financial statements of FIS for all periods presented.
The Company confirms that the significant accounting policies disclosed in the Form 10 are the same as those followed by Fidelity National Information Services, Inc., the Company’s parent when presenting the Company’s operations in its financial statements.
Principles of Combination and Basis of Presentation, page F-9
64.	You disclose that the combined balance sheets do not include certain LPS assets or liabilities that are not specifically identifiable to the operations of LPS since it is not practicable to identify the portion of the assets or liability applicable to LPS. Please revise your disclosure to indicate that the portion of the assets or liabilities related to LPS excluded from the combined balance sheets on page F-3 is not material, if true.
The Form 10 has been amended to reflect the Staff’s comment on pages F-9 and F-33 of the amended information statement. In addition, the Company is in the process of establishing separate accounting processes from those utilized by FIS for such balances, which will allow it to separately identify its portion of these assets and liabilities. Such amounts will be included in the Company’s future financial statements.
65.	Please disclose the percent of any mark-up FIS or FNF have included in the allocation of amounts for services rendered and the basis for the mark-up. Please also revise you disclosure to include for each type of expense or cost the method of allocation used and why you believe it is appropriate and reasonable under the circumstances.

The Form 10 has been amended to reflect the Staff’s comment on pages F-9 and F-33 of the amended information statement.
66.	Please disclose management’s estimate of what Lender Processing Services’ expenses would have been had it operated on a stand alone basis for all periods presented, as discussed in the response to Question 2 of SAB Topic 1:B.1.
The Form 10 has been amended to reflect the Staff’s comment on pages 19, 33, 51, F-9 and F-33 of the amended information statement.
67.	Please disclose your financing arrangements with the parent. If there were no financing arrangements or cash advances provided, disclose that fact. Include in your disclosure an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period an income statement is required. The analysis of intercompany accounts should include a listing of transactions such as the allocation of costs, cash transfers, intercompany purchases and so forth for each period an income statement is required reconciled to the intercompany accounts reflected in the balance sheets. See Question 4 of SAB Topic 1:B:1.
The Form 10 has been amended to reflect the Staff’s comment on pages F-9 and F-33 of the amended information statement. In addition, the Company clarified that all intercompany amounts are included in parent’s equity, consistent with how the intercompany amounts will be treated at the date of the spin-off. The Company has also identified the major items that are included in the distribution to or contribution from parent in the revised disclosures. The Company also believes that its disclosures are adequate to give the financial statement users the overall picture of the Company’s operations and are consistent with the treatment of all intercompany balances in the spin-off transaction.
Unaudited Pro Forma Net Earnings per Share, page F-14
68.	Please revise your disclosure to indicate the reason why the number of shares outstanding after the spin-off will equal one-half of the number of FIS outstanding shares on the date of the spin-off. Please also reconcile the numerators and denominators used in computing basic, and diluted EPS if any, for each period presented.

The Form 10 has been amended to reflect the Staff’s comment on pages F-15 and F-33 of the amended information statement.
Note 11 — Employee Benefit Plans, page F-23
Stock Option Plans, page F-23
69.	You disclose in the first sentence of the first paragraph on page F-24 that any FIS options and awards held by your employees at the time of the spin-off will be converted into options and awards issuable in your common stock using a method that will ensure that the fair value will be the same. Disclose the method you will use and any assumptions used to determine the fair value of the new options and awards. See paragraph 64(d) of SFAS 123(R).
The Form 10 has been amended to reflect the Staff’s comment on pages F-25 and F-38 of the amended information statement
     * * *
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact Robert S. Rachofsky at 212-259-8088 or me at 212-259-8448 with further questions or comments.
Very truly yours,
/s/ Margarita A. Glinets
Margarita A. Glinets